MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190


                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8269


                                February 13, 2006



Michael McTiernan, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:      American Mold Guard, Inc.
         Registration Statement on Form SB-2
         Filed on January 6, 2006
         File No. 333-130889

Dear Mr. McTiernan

         This letter responds to your comments set forth in a letter dated February 1, 2006 regarding the above-referenced registration statement (the "Registration Statement") filed by American Mold Guard, Inc. (the "Company"). For ease of reference, your inquiries have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.


GENERAL

         1. PLEASE PROVIDE US WITH COPIES OF ANY GRAPHICS, MAPS, PHOTOGRAPHS, AND RELATED CAPTIONS OR OTHER ARTWORK INCLUDING LOGOS THAT YOU INTEND TO USE IN THE PROSPECTUS. SUCH GRAPHICS AND PICTORIAL REPRESENTATIONS SHOULD NOT BE INCLUDED IN ANY PRELIMINARY PROSPECTUS DISTRIBUTED TO PROSPECTIVE INVESTORS PRIOR TO OUR REVIEW.

The only graphic that will be used in the prospectus is the Company's logo, which was included in the prospectus that was part of the Registration Statement filed on January 6, 2006. For your files, we are supplementally providing you with a color copy of the Company's logo.

         2. PLEASE PROVIDE US WITH COPIES OF THE RELEVANT PORTIONS OF CITES FOUND WITHIN YOUR PROSPECTUS. WE NOTE, FOR EXAMPLE, THE REFERENCE TO THE A.M. BEST

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

                  COMPANY RATING ON PAGE 3, AND THE REFERENCE TO THE CALIFORNIA AIR RESOURCES BOARD AND BUILDING GREEN ON PAGE 30.

In support of the statements attributed to A.M. Best Company and Building Green, enclosed with the courtesy copy of this letter are screen shots from their respective web sites. We are also including a copy of the report issued by the California Air Resources Board in July 2005. In particular, we call your attention to the table on page 12.

         3. WE NOTE THE SELLING-SHAREHOLDER COMPONENT OF YOUR REGISTRATION STATEMENT. PLEASE IDENTIFY ANY SELLING SHAREHOLDER WHO IS A REGISTERED BROKER-DEALERS OR AN AFFILIATE OF A BROKER DEALER. ADDITIONALLY, TELL US IF THE BROKER-DEALER RECEIVED THE SECURITIES AS UNDERWRITING COMPENSATION.

As will be explained more fully in response to comment 35, the selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the Selling Securityholder in the primary prospectus.

         4. PLEASE NOTE, A REGISTRATION STATEMENT REGISTERING THE RESALE OF SHARES BEING OFFERED BY BROKER-DEALERS MUST IDENTIFY THE BROKER DEALERS AS UNDERWRITERS IF THE SHARES WERE NOT ISSUED AS UNDERWRITING COMPENSATION. ACCORDINGLY, YOUR STATEMENT ON THE PLAN OF DISTRIBUTION ALTERNATE PAGE FOR THE SELLING SECURITYHOLDER PROSPECTUS THAT THE SELLING SECURITY HOLDER "MAY BE DEEMED AN UNDERWRITER" IS NOT SUFFICIENT IF THE SELLING SHAREHOLDER IS A BROKER-DEALER.

The selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the Selling Securityholder in the primary prospectus. See response to comment 35.

         5. IF ANY OF THE SELLING SHAREHOLDERS ARE AFFILIATES OF BROKER-DEALERS, PLEASE PROVIDE AN ANALYSIS SUPPORTING YOUR POSITION THAT THE RESALE OF SECURITIES BY ANY AFFILIATES OF BROKER-DEALERS IS NOT AN INDIRECT PRIMARY OFFERING. YOUR ANALYSIS SHOULD ADDRESS THE FOLLOWING POINTS:

                           o HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SECURITIES,

                           o THE CIRCUMSTANCES UNDER WHICH THE SELLING SHAREHOLDERS RECEIVED THE SECURITIES,

                           o        THE SELLING SHAREHOLDERS' RELATIONSHIP TO
                                    THE ISSUER,

                           o        THE AMOUNT OF SECURITIES INVOLVED,

                           o WHETHER THE SELLERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES, AND

                           o WHETHER UNDER ALL THE CIRCUMSTANCES IT APPEARS THAT THE SELLER IS ACTING AS A CONDUIT FOR THE ISSUER.

                  ASSUMING THE RESALE OF SECURITIES BY AFFILIATES OF BROKER-DEALERS IS NOT AN INDIRECT PRIMARY OFFERING, YOU MUST CLEARLY STATE IN YOUR PROSPECTUS:

                           o THE SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS AND

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

                           o        AT THE TIME OF THE PURCHASE OF THE
                                    SECURITIES TO BE RESOLD THE SELLER HAD NO
                                    AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR
                                    INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE
                                    THE SECURITIES.


The selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the Selling Securityholder in the primary prospectus. See response to comment 35.

PROSPECTUS COVER PAGE

         6. WE NOTE THE DISCLOSURE REGARDING YOUR INTENTION TO APPLY TO LIST THE SECURITIES ON THE NASDAQ AND THE PACIFIC EXCHANGE. PLEASE ADVISE US WHETHER YOU ARE REASONABLY ASSURED THAT THE SECURITIES WILL BE ACCEPTED FOR LISTING.

The Company has submitted listing applications to Nasdaq and to the Pacific Exchange. The Company has received a response from Nasdaq requesting additional information. Nasdaq has not raised any issue concerning the Company's listing qualifications, although it did ask the Company for details on how it plans to address the auditors "going concern opinion" and for detailed projections for the current year, which the Company has prepared and which it will provide to Nasdaq. The Company believes that a successful completion of this offering will eliminate the need for a going concern comment in its auditor's report and further believes that the net proceeds of this offering will enable it to increase its revenue to the point where it will become cash flow positive and profitable. Therefore, the Company is confident that its securities will be accepted for listing on Nasdaq. The Company further believes that once it is listed on Nasdaq it will also qualify for a Tier II listing on the Pacific Exchange.

PROSPECTUS SUMMARY

         7. WE NOTE THAT YOU INTEND TO CONVERT ALL OUTSTANDING SHARES OF SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK INTO SHARES OF COMMON STOCK ON THE DATE OF THE PROSPECTUS. PLEASE ADVISE US WHETHER THE PREFERRED SHARES WILL BE CONVERTED INTO SHARES REGISTERED PURSUANT TO THE INITIAL PUBLIC OFFERING, OR WHETHER YOU ARE RELYING UPON AN EXEMPTION FROM REGISTRATION. UPON REVIEWING YOUR RESPONSE, WE MAY HAVE FURTHER COMMENT.

None of the shares of common stock that will be issued upon conversion of the Series A and Series B Preferred Stock will be registered. The Company believes that this issuance is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act") pursuant to Section 3(a)(9) thereof. In addition, we note that the original issuance of the Series A and Series B Preferred Stock were exempt from the registration requirement of the Act pursuant to Section 4(2) thereof and that the convertibility of such stock was an original term set forth in the Certificates of Determination of the Series A and Series B Preferred Stock, respectively.

         8. WE NOTE THE REFERENCE IN PARAGRAPH FOUR TO THE LENNAR CORPORATION, DR HORTON, INC., THE WARMINGTON GROUP, AND CENTEX CORPORATION. PLEASE CONFIRM THAT THE LIST OF BUILDERS YOU HAVE INCLUDED IS REPRESENTATIVE OF YOUR CUSTOMER BASE. LISTING ONLY THE LARGEST OR MOST WELL-KNOWN BUILDERS MAY NOT PROVIDE AN ACCURATE PROFILE OF AMERICAN MOLD GUARD'S CUSTOMER BASE.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

The disclosure referred to in your comment has been revised. Lennar, DR Horton and Centex are large national builders for whom the Company provides services. Warmington Group has been deleted, because, although the Company provides services to Warmington, it is not a significant customer. We have also identified three regional builders and four builders of multi-family homes to balance out the disclosure. National and regional builders each accounted for approximately 35% of the Company's revenue for the nine months ended September 30, 2005 while multi-family builders accounted for approximately 28% of revenue for the period.

         9. PLEASE REVISE YOUR SUMMARY TO PROVIDE A BALANCED VIEW OF THE KEY ASPECTS OF YOUR OFFERING. DISCLOSURE THAT HIGHLIGHTS CHARACTERISTICS OF THE OFFERING THAT YOU CONSIDER TO BE ATTRACTIVE TO AN INVESTOR SHOULD BE BALANCED BY DISCLOSURES OF THE MOST SIGNIFICANT RISKS OF THE OFFERING.

The Summary has been revised as per your comment. Please see page 4 of the prospectus.

         10. WE NOTE THE INCLUSION ON PAGE 1 OF DISCLOSURE WITH RESPECT TO YOUR REVENUE GROWTH FROM 2003 THROUGH SEPTEMBER 30, 2005. IN THE INTEREST OF PRESENTING A BALANCED VIEW OF AMERICAN MOLDGUARD, INC., PLEASE REVISE TO INCLUDE DISCLOSURE WITH RESPECT TO THE EXTENT OF YOUR LOSSES.

The Summary has been revised as per your comment. Please see page 3 of the prospectus.

THE OFFERING - PAGE 4

         11. PLEASE REVISE TO REFERENCE THE PAGE UPON WHICH RISK FACTOR DISCLOSURE MAY BE FOUND.

The Summary has been revised as per your comment. Please see page 4 of the prospectus.

SUMMARY FINANCIAL INFORMATION - PAGE 6

         12. WE NOTE THAT YOU INTEND TO ISSUE 140,522 SHARES OF COMMON STOCK PRIOR TO THE DATE OF THE PROSPECTUS IN SATISFACTION OF $58,947 OF DEBT, AS AN INTEREST PAYMENT. PLEASE CLARIFY WHETHER THIS ISSUANCE IS INTENDED TO SATISFY THE DEBT, OR IS MERELY A PAYMENT AGAINST INTEREST. ALSO, PLEASE ADVISE US UPON WHICH EXEMPTION FROM REGISTRATION YOU INTEND TO RELY FOR THE ISSUANCE OF THE COMMON SHARES, AND PROVIDE US WITH THE LEGAL ANALYSIS WHEREBY YOU DETERMINED THE EXEMPTION TO BE APPROPRIATE. FINALLY, ADVISE US WHY YOU BELIEVE THIS ISSUANCE OF COMMON STOCK OUGHT NOT BE DEEMED INTEGRATED WITH THE OFFERING HERE BEING REGISTERED.

The disclosure on pages 5 and 6 of the prospectus has been revised to clarify that in December 2005 (I.E., before the Registration Statement was filed) the Company issued 74,146 shares of Common stock -- 16,022 shares in satisfaction of approximately $59,000 of debt, 2,039 shares as an interest payment, and 56,085 shares for services. In addition, 1,359 shares will be issued in February 2006 as an interest payment (pursuant to a pre-arranged agreement with the holder of the note under which the Company agree to issue 2,000 shares (pre-reverse split) per month until the note is repaid) and 66,222 will be issued on the date of the prospectus. Those shares will be issued to an affiliate of Morse, Zelnick, Rose & Lander in consideration of legal services rendered by that firm relating to the offering pursuant to a written fee arrangement that was

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

entered into in December 2005, before the Registration Statement was filed, in which the precise number of shares was fixed. All of the issuances are exempt under Section 4(2) of the Act. In addition, the issuance of the shares in satisfaction of debt may also be exempt under Section 3(a)(9) of the Act.

RISK FACTORS - PAGE 7

GENERAL

         13. PLEASE REVISE YOUR RISK FACTORS AS APPROPRIATE TO IDENTIFY THE RISK INVESTORS FACE, RATHER THAN REFERRING GENERICALLY TO AN "ADVERSE EFFECT." RISK FACTORS NEEDING REVISION INCLUDE:

                           o WE HAVE A HISTORY OF LOSSES AND CASH FLOW DEFICITS AND WE EXPECT TO CONTINUE TO OPERATE AT A LOSS AND TO HAVE NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE. THIS COULD HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR SECURITIES. - PAGE 7

                           o IF WE NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WE MAY NOT BE ABLE TO DO SO ON TERMS THAT ARE REASONABLE, IF AT ALL. THIS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING AND FINANCIAL PERFORMANCE, WHICH, IN TURN, COULD NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES. - PAGE 8

                           o IF WE FAIL TO KEEP UP WITH CHANGES IN OUR INDUSTRY, WE WILL BECOME LESS COMPETITIVE, WHICH WILL ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE. - PAGE 9

                           o WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL PERFORMANCE. - PAGE 11

The risk factors on page 7, 8, 9 and 11 referred to in your comment have been revised as per your request.

RISKS RELATED TO OUR BUSINESS - PAGE 7

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN - PAGE 7

         14. PLEASE REVISE BOTH THE RISK FACTOR HEADING AND THE ATTENDANT DISCLOSURE TO CLARIFY THE RISK TO INVESTORS RELATED TO YOUR POSSIBLE INABILITY TO CONTINUE AS A GOING CONCERN, WHICH WOULD APPEAR TO BE THE POSSIBLE LOSS OF ONE'S ENTIRE INVESTMENT.

The risk factor referred to in your comment has been revised as per your request.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

A SIGNIFICANT PORTION OF OUR SALES IS DERIVED FROM A LIMITED NUMBER OF CUSTOMERS. IF ANY OF THESE CUSTOMERS DECIDE THEY NO LONGER WILL USE OUR SERVICES, OUR FINANCIAL PERFORMANCE WILL BE SEVERELY AND ADVERSELY IMPACTED - PAGE 9

         15. PLEASE REVISE TO IDENTIFY THE CUSTOMER ACCOUNTING FOR MORE THAN 30.9% OF YOUR REVENUES.

The risk factor referred to in your comment has been revised as per your request.

RISKS RELATED TO THIS OFFERING - PAGE 11

OUR STOCK PRICE WILL FLUCTUATE AFTER THIS OFFERING, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS AND SIGNIFICANT COSTS RELATED TO LITIGATION - PAGE 11

         16. WE NOTE THE REFERENCE TO SECURITIES LITIGATION IN THE FINAL PARAGRAPH OF THIS RISK FACTOR. TO THE EXTENT THAT YOU BELIEVE THIS RISK IS A MATERIAL RISK TO THE COMPANY, PLEASE REVISE TO ADDRESS IT AS A SEPARATE RISK FACTOR WITH ITS OWN HEADING.

The last three sentences of risk factor referred to in your comment have been eliminated.

AS A PUBLIC COMPANY, OUR ADMINISTRATIVE COSTS WILL BE SIGNIFICANTLY HIGHER THAN THEY ARE NOW, MAKING IT MORE DIFFICULT FOR US TO BE CASH FLOW POSITIVE AND PROFITABLE - PAGE 12

         17. PLEASE REVISE, IF POSSIBLE, TO PROVIDE AN ESTIMATE OF THE COSTS YOU EXPECT TO INCUR RELATED TO BEING A REPORTING COMPANY.

The risk factor referred to in your comment has been revised as per your request.

USE OF PROCEEDS - PAGE 15

         18.      PLEASE DISCLOSE THE MEANING OF "NON-ACCOUNTABLE EXPENSE
                  ALLOWANCE."

As per your comment, an explanation of the term "non-accountable expense allowance" has been inserted in the introductory paragraph of the Use of Proceeds section.

         19. PLEASE DISCLOSE THAT A PORTION OF THE DEBT TO BE REPAID IS OWED TO THE MANAGING UNDERWRITER OF THIS OFFERING.

As per your comment, the disclosure regarding the repayment of debt has been revised to specifically identify the amount owed to the representative.

CAPITALIZATION, PAGE 17

         20. PLEASE ADVISE US WHY THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK WITH NO PAR VALUE WOULD CAUSE INCREASES IN YOUR ADDITIONAL PAID-IN CAPITAL ACCOUNT. WE NOTE THAT THE PRO FORMA APIC ACCOUNT REFLECTS THE VALUE OF 140,522 SHARES ISSUED IN SATISFACTION OF DEBT AND THE PRO FORMA AS ADJUSTED APIC ACCOUNT REFLECTS THE ESTIMATED PROCEEDS OF THIS OFFERING. IN ADDITION,

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

                  PLEASE ADVISE US AND EXPAND UPON YOUR DESCRIPTION OF THE ADJUSTMENTS TO INCLUDE 1) WHAT SPECIFICALLY CAUSED THE $1,184 INCREASE IN THE PRO FORMA COMMON STOCK ACCOUNT AND 2) THE AMOUNT OF THE PROCEEDS FROM THIS OFFERING THAT ARE BEING ALLOCATED TO THE SHARES OF COMMON STOCK AND THE WARRANTS, RESPECTIVELY.

The table on page 18 of the prospectus has been revised. First, the 141,727 shares that were or will be issued after September 30, 2005 are reflected under common stock. Second, the pro forma as adjusted column has been revised to take into account the additional securities to be issued at closing to the holders of the Unsecured Notes (see your comments 49-51 below) and to allocate $12 million of net proceeds from the offering and the $1.5 million worth of units to be issued to the holders of the Unsecured Notes between the stock and the warrants included in the units. The amounts allocated to common stock and APIC was determined by the Black-Scholes valuation model using an estimated fair value of our common stock of $6.50, expected term of one year, a volatility of 0.0%, no dividends and a discount rate of 5.0%.

MANAGEMENT'S DISCUSSION AND ANALYSIS - PAGE 21

OVERVIEW - PAGE 20

         21. PLEASE ADDRESS ANY KNOWN TRENDS THAT MAY IMPACT YOUR FUTURE FINANCIAL CONDITION OR OPERATING PERFORMANCE, INCLUDING HOUSING CONSTRUCTION MARKET TRENDS AND COMPETITIVE TRENDS.

A paragraph discussing industry trends that may affect the Company's future operations has been added to page 21. Specifically, those trends are the growth in new home construction and public awareness of the health risks associated with mold contamination.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES - PAGE 22

         22. PLEASE EXPAND THE DISCUSSION OF EACH OF YOUR POLICIES TO INCLUDE DISCLOSURE ABOUT HOW THE ESTIMATES ARE MADE AND THE TYPES OF ASSUMPTIONS RELIED UPON. FOR EXAMPLE, UNDER STOCK-BASED COMPENSATION, DISCUSS HOW YOU CALCULATE THE FAIR VALUE OF OPTIONS/WARRANTS AND YOUR BASIS FOR THE ASSUMPTIONS USED IN SUCH CALCULATIONS.

The disclosure under Stock Based Compensation and Debt Discount has been expanded as per your request.

RESULTS OF OPERATIONS - PAGE 24

         23. PLEASE REVISE YOUR DISCUSSION OF CHANGES IN REVENUES TO DISCUSS AND QUANTIFY THE EFFECTS OF CHANGES IN FEES, VOLUME OF ENGAGEMENTS, AND ANY OTHER SIGNIFICANT FACTORS ON YOUR REVENUES FOR THE PERIOD, IN ACCORDANCE WITH ITEM 303(B)(1) OF REGULATION S-B. YOU SHOULD DISCUSS WHY THESE CHANGES OCCURRED AND WHETHER THESE MATTERS ARE EXPECTED TO HAVE AN IMPACT ON FUTURE OPERATIONS, INCLUDING ANY MATERIAL TRENDS THAT MAY EXIST.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

The disclosure has been revised as per your comment. The Company's revenue growth is attributable to increasing demand for its services, most likely as a result of the trends identified in response to comment 21.

         24. WHEN MORE THAN ONE FACTOR IS CITED IN EXPLAINING A CHANGE IN A FINANCIAL STATEMENT ITEM, THE AMOUNTS RELATED TO EACH SIGNIFICANT INDIVIDUAL FACTOR SHOULD BE QUANTIFIED UNLESS NOT PRACTICAL. ALSO, SIMILAR TO THE PREVIOUS COMMENT REGARDING REVENUES, YOU SHOULD DISCUSS WHY THESE CHANGES OCCURRED AND WHETHER THESE MATTERS ARE EXPECTED TO HAVE AN IMPACT ON FUTURE OPERATIONS, INCLUDING ANY MATERIAL TRENDS THAT MAY EXIST. PLEASE APPLY THIS GENERAL GUIDANCE THROUGHOUT MANAGEMENT'S DISCUSSION AND ANALYSIS.

The disclosure throughout Management's Discussion and Analysis section of the prospectus has been revised as per your comment.

         25. FOR THOSE LINE ITEMS THAT HAVE INCREASED IN DOLLAR AMOUNT, BUT SIGNIFICANTLY DECREASED AS A PERCENTAGE OF REVENUE, DISCUSS THE REASONS FOR THE DECREASE AS A PERCENTAGE AS WELL AS THE REASONS FOR THE DOLLAR INCREASE.

The disclosure has been revised as per your comment.

COST OF REVENUE - PAGE 24

         26. PLEASE REVISE TO INCLUDE THE PERCENTAGE BY WHICH COST OF REVENUE INCREASED DURING THE COMPARISON PERIOD.

The disclosure has been revised as per your comment.

         27. WE NOTE YOUR DISCLOSURE THAT YOU INITIATED YOUR OWN WORKMAN'S COMPENSATION INSURANCE POLICY. PLEASE EXPAND YOUR DISCLOSURE TO ADDRESS ANY RISKS RESULTING FROM THIS DEVELOPMENT AND THE IMPACT, IF ANY, ON YOUR LIQUIDITY NEEDS AND CONTINGENT LIABILITIES.

The disclosure has been expanded. See pages 25 and 31 of the prospectus. The workman's compensation insurance policy was obtained through AIG. It is an annual renewable policy. It is too early for the Company to have developed any rating history to estimate future contingencies under the policy. The Company does not believe that there are any risks associated with obtaining this policy.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 26

         28. WE NOTED THAT YOUR LIQUIDITY AND CAPITAL RESOURCES DISCUSSION IN MANAGEMENT'S DISCUSSION & ANALYSIS IS, IN PART, A RECITATION OF YOUR CASH FLOW IN NARRATIVE FORM. IN ACCORDANCE WITH ITEM 303 OF REGULATION S-B AND FRR 72, PLEASE REVISE FUTURE FILINGS TO DISCUSS THE FACTORS THAT DRIVE CASH FLOWS RATHER THAN SIMPLY DISCUSS THE LINE ITEMS THAT APPEAR ON THE CASH FLOW STATEMENT. IN ADDITION, DISCUSS THOSE ITEMS WHICH MANAGEMENT SPECIFICALLY BELIEVES MAY BE INDICATORS OF THE COMPANY'S LIQUIDITY CONDITION IN BOTH THE SHORT TERM AND LONG TERM.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

The disclosure has been revised as per your comment. At the present time, the Company is not aware of any trends, other than those disclosed in the prospectus that would have an impact on future operations.

BUSINESS - PAGE 29

INDUSTRY BACKGROUND - PAGE 29

         29. PLEASE ADVISE US FOR THE BASIS FOR YOUR BELIEF, AS DISCUSSED IN PARAGRAPH THREE, THAT YOU ARE THE LARGEST MOLD PREVENTION SERVICE COMPANY IN THE UNITED STATES.

The disclosure has been revised as per your comment. The Company's belief is based on its knowledge of the industry in which it competes and the markets that it serves and its relationships with various national and regional home builders. As disclosed in the prospectus, the mold prevention industry is relatively new and the Company is not aware of any independent studies analyzing the size of the market or ranking the companies that compete in this industry.

SALES AND MARKETING - PAGE 31

         30. PLEASE REVISE THE FOURTH PARAGRAPH TO INCLUDE THE MATERIAL TERMS OF THE JOINT MARKETING AGREEMENT ENTERED INTO WITH GULF COAST MOLD GUARD, LLC.

The disclosure has been revised as per your comment.

MANAGEMENT - PAGE 35

         31. PLEASE ADVISE US OF THE CIRCUMSTANCES SURROUNDING MR. BARNES' RESIGNATION AS PRESIDENT EFFECTIVE NOVEMBER 30, 2005.

Mr. Barnes was devoting substantially all of his time to developing a marketing strategy and program for Zero Plus, the joint venture in which the Company owned a 50% interest (see note 1 to the financial statements). In the meantime, the Company had hired Mr. Davidson who, despite having been hired as the Company's chief financial officer, assumed the responsibilities of overseeing all aspects of the Company's operations. In August 2005, the Board appointed Mr. Davidson as the Company's chief operating officer as well. Shortly thereafter, the Company decided to divest itself of its interest in Zero Plus. Mr. Barnes was given the opportunity to return to the Company on a full-time basis as Vice President - Marketing, a position that would have required him to report to Mr. Davidson. That was not acceptable to Mr. Barnes. Because he had an employment agreement with the Company at the time, the Company felt compelled to enter into the Severance Agreement.

         32. PLEASE REVISE, IF KNOWN, TO IDENTIFY THE DIRECTOR NOMINEES INCLUDED IN THE LISTING OF YOUR EXECUTIVE OFFICERS AND DIRECTORS.

At this time, only one director-nominee has confirmed that he will join the Board after the offering. His name is Michael Katz and he has been added to the Management table and his biography has been included.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

SUMMARY COMPENSATION TABLE - PAGE 37

         33. PLEASE PROVIDE FOOTNOTE DISCLOSURE REGARDING THE ITEMS INCLUDED AS "OTHER COMPENSATION."

The disclosure has been revised as per your comment.

PRINCIPAL SHAREHOLDERS - PAGE 43

         34. PLEASE REVISE TO INDICATE THE NAME OF THE NATURAL PERSON OR PERSONS HOLDING VOTING CONTROL AND DISPOSITIVE POWER OVER THE SHARE HELD BY SEAGROVE, LLC.

The disclosure has been revised as per your comment.

REGISTRATION RIGHTS - PAGE 49

         35. WE NOTE THAT YOU INTEND TO ISSUE 227,660 CLASS A WARRANTS AND 113,830 CLASS B WARRANTS AND 341,490 SHARES OF COMMON STOCK UNDERLYING THE WARRANTS TO CRESTRIDGE INVESTMENTS AMG MOLDGUARD LLC IN EXCHANGE FOR THE 170,745 WARRANTS IT ALREADY OWNS. PLEASE ADVISE US AS TO THE TIMING OF THIS ISSUANCE, AND OF THE EXEMPTION FROM REGISTRATION YOU INTEND TO RELY UPON FOR THE ISSUANCE OF THE WARRANTS AND SHARES, AS WELL AS PROVIDING THE LEGAL ANALYSIS WHEREBY YOU DETERMINED THAT THE EXEMPTION MAY APPROPRIATELY BE RELIED UPON. UPON REVIEW, WE MAY HAVE FURTHER COMMENTS.

In September 2005, the Company and Crestridge Investments AMG Moldguard LLC entered into an agreement pursuant to which, among other things, Crestridge agreed that it would not exercise its right to convert the Convertible Notes into shares of Series C Preferred Stock and to cancel the warrants that the Company issued in April 2005, and the Company agreed that it would issue to Crestridge a fixed number of warrants (1,000,000 pre-reverse split) of the same class or series that are issued in the offering and to register those warrants and the underlying shares of common stock in the Registration Statement. By its terms, that agreement terminates on February 17, 2006. When it became apparent that the offering would not be completed by February 17, 2006, the Company asked Crestridge to extend that date to June 30, 2006. Crestridge made certain demands on the Company that the Company felt were onerous and decided to allow the September 2005 agreement to expire on February 17, 2006. Consequently, beginning February 18, 2006 Crestridge's conversion right will be reinstated, the April 2005 warrants will not be cancelled and the Company will not issue any Class A or Class B warrants to Crestridge. As a result, the selling security holder prospectus has been eliminated from the Registration Statement, all references to the Selling Securityholder have been eliminated from the primary prospectus and additional disclosure has been added describing Crestridge's conversion right and the consequences of it exercising that right. Specifically, in response to your comment, the Class A Warrants and the Class B Warrants would have been issued at the time of the offering to two affiliates of Crestridge Investments AMG Moldguard LLC. This issuance would have been exempt from the registration requirements of the Act pursuant to Section 4(2) and, possibly,
Section 3(a)(9) thereof. Crestridge Investments is an institutional accredited investor that purchased the Company's convertible notes and is also the holder of a warrant issued by the Company. That warrant is the only one of its class.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

UNDERWRITERS - PAGE 50

         36. PLEASE CONFIRM, IF TRUE, THAT PAULSON INVESTMENT COMPANY, INC. IS THE SOLE UNDERWRITER.

There will be at least two additional underwriters in the offering-Capital Growth Financial LLC and Chicago Investment Group, LLC. More may be added before the effective date. Paulson will continue to act as the "representative of the several underwriters."

PROSPECTUS COVER PAGE [ALTERNATE PAGE FOR SELLING SECURITY HOLDER PROSPECTUS]

         37. BECAUSE THERE IS ONE SELLING SHAREHOLDER ONLY, PLEASE REVISE TO NAME CRESTRIDGE INVESTMENTS AMG MOLDGUARD, LLC.

The selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the selling Securityholder in the primary prospectus. See response to comment 35.

         38. PLEASE REVISE TO INCLUDE THE PAGE UPON WHICH RISK FACTOR DISCLOSURE BEGINS. PLEASE SIMILARLY REVISE THE RISK FACTOR REFERENCE UNDER "THE OFFERING" ON THE ALTERNATE PAGE FOR SELLING SECURITY HOLDER PROSPECTUS PAGE 2.

The selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the Selling Securityholder in the primary prospectus.

PLAN OF DISTRIBUTION [ALTERNATE PAGE FOR SELLING SECURITY HOLDER PROSPECTUS]

         39. PLEASE REVISE THE FIRST SENTENCE TO CLARIFY THAT SALES MAY ONLY OCCUR AT "SUCH PRICES AS THE [SELLING STOCKHOLDER] DETERMINES" IF THE SECURITIES ARE LISTED. IF THERE IS NO MARKET FOR THE SECURITIES THE OFFERING MUST BE AT A FIXED PRICE.

The selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the Selling Securityholder in the primary prospectus.

SELLING SECURITY HOLDER [ALTERNATE PAGE 4 FOR SELLING SECURITY HOLDER
PROSPECTUS]

         40. PLEASE REVISE TO INDICATE THE NAME OF THE NATURAL PERSON OR PERSONS HOLDING VOTING CONTROL AND DISPOSITIVE POWER OVER THE SHARES HELD BY CRESTRIDGE INVESTMENTS AMG MOLDGUARD, L.L.C.

The selling securityholder prospectus has been eliminated from the Registration Statement as have all references to the Selling Securityholder in the primary prospectus.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS - PAGE F-4

         41. PLEASE REVISE YOUR CONSOLIDATED STATEMENTS OF OPERATIONS TO RECONCILE THE NET LOSS FROM CONTINUING OPERATIONS TO NET LOSS ATTRIBUTABLE TO COMMON STOCK.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

                  REFER TO PARAGRAPH 40 OF SFAS 128. PLEASE MAKE SIMILAR REVISIONS TO YOUR DISCLOSURES ON PAGES 5 AND 19.

The Consolidated Statements of Operations have been revised as per your comment. These revisions have also been incorporated in the financial data appearing on pages 5 and 20 of the prospectus.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY - PAGE F-5

         42. PLEASE PRESENT AS A LINE ITEM SEPARATE FROM STOCK ISSUED FOR CASH, THE 12,500 SHARES OF SERIES B PREFERRED STOCK REACQUIRED IN SEPTEMBER 2004. ALSO TELL US HOW YOU HAVE ACCOUNTED FOR THE REACQUIRED SHARES (I.E. SPECIFY WHETHER THEY HAVE BEEN RETIRED OR WHETHER THEY ARE CONSIDERED TREASURY STOCK).

The transaction has been subject to further review, and the Company has concluded that the $75,000 should be accounted for as refund of a subscription amount. Accordingly, all references to the repurchase stock have been eliminated. Please see our response to comment 52.

CONSOLIDATED STATEMENTS OF CASH FLOWS - PAGE F-7

         43. WE NOTE NUMEROUS INSTANCES WHERE EQUITY INSTRUMENTS HAVE BEEN ISSUED, BUT THE AMOUNTS ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS DO NOT AGREE TO THE AMOUNTS IN YOUR CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY. FOR EXAMPLE, IN 2003 A $293,718 ADJUSTMENT TO NET LOSS FOR COMMON STOCK ISSUED IN PAYMENT OF INTEREST EXPENSE APPEARS TO CORRELATE TO STOCK ISSUED FOR EMPLOYEE COMPENSATION AND STOCK ISSUED IN PAYMENT OF SERVICES ON THE CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY. STOCK ISSUED IN PAYMENT OF INTEREST ($16,000) AND FOR SERVICES RENDERED BY THE FOUNDERS ($9,500) DO NOT APPEAR TO BE REPRESENTED AT ALL. PLEASE PROVIDE US WITH A DETAILED RECONCILIATION OF AMOUNTS PRESENTED IN YOUR CONSOLIDATED STATEMENTS OF CASH FLOWS TO THE AMOUNTS IN YOUR CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY.

The Consolidated Statements of Cash Flows has been revised as per your comment.

NOTE 1.  ORGANIZATION AND NATURE OF OPERATIONS

ACQUISITION OF TRUST ONE TERMITE, INC. - PAGE F-8

         44. WE NOTE THAT YOU VALUED THE ACQUISITION OF TRUST ONE TERMITE, INC. BASED UPON THE ESTIMATED VALUE OF YOUR COMMON STOCK. PLEASE ADVISE US HOW YOU DETERMINED THAT THE VALUE OF YOUR COMMON STOCK WAS MORE RELIABLY MEASURABLE THAN THE FAIR VALUE OF THE ASSETS AND LIABILITIES ACQUIRED AS PART OF THE BUSINESS COMBINATION. REFER TO PARAGRAPH 6 OF SFAS 141.

The fair value of the Company's common stock issued in the transaction was deemed to be a more reliable measure of the value of the transaction because it was consistent with recent valuations of the Company's stock in connection with various financing transactions and because there was no objective reliable valuation of Trust One. Trust One was losing money and, aside

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

from cash on hand, had nominal tangible assets. The real value of Trust One was the intangible assets - its customers and its pest control license issued by the State of California, in which Trust One had only a small investment.

         45. REMOVE THE 2003 PRO FORMA FINANCIAL RESULTS RELATED TO THE TRUST ONE ACQUISITION, AS A PRO FORMA INCOME STATEMENT SHOULD NOT BE PRESENTED FOR MORE THAN ONE COMPLETE FISCAL YEAR. YOU MAY SHOW PRO FORMA RESULTS FOR THE LATEST INTERIM PERIOD.

The 2003 pro forma results related to the Trust One acquisition have been removed as per your comment.

NOTE 3.  SUMMARY OF CRITICAL ACCOUNTING POLICIES

STOCK-BASED COMPENSATION - PAGE F-12

         46. PLEASE CORRECT THE DATE OF INCEPTION IN THE FIRST COLUMN OF THE TABLE AT THE BOTTOM OF THIS PAGE.

The table has been corrected as per your comment.

         47. WE NOTE THAT THE AMOUNTS PRESENTED AS "BASIC-AS REPORTED" IN THIS TABLE DO NOT AGREE TO YOUR CONSOLIDATED STATEMENTS OF OPERATIONS. PLEASE REVISE TO PRESENT HISTORICAL AND PRO FORMA NET LOSS PER SHARE CALCULATED IN ACCORDANCE WITH SFAS 128.

The table has been revised as per your comment.

NOTE 6.  NOTES PAYABLE

SHORT TERM LOANS:

2004 - PAGE F-15

         48. PLEASE CLARIFY WHETHER THE INTEREST RATE OF 3% PER MONTH IS TRULY 3% PER MONTH OR 3% PER ANNUM PAYABLE MONTHLY.

The disclosure is correct. The interest charge is 3% per month.

2005 - PAGE F-16

         49. PLEASE CLARIFY TO US THE TERMS OF THE UNSECURED PROMISSORY NOTES ISSUED ON SEPTEMBER 20, 2005. SPECIFICALLY TELL US WHETHER YOU ARE REQUIRED TO PAY BACK THE $1.5 MILLION PRINCIPLE, IN CASH; INTEREST; AND $1.5 MILLION WORTH OF YOUR SECURITIES (I.E. WHETHER YOU PAY BACK THE NOTES WITH A COMBINATION OF CASH AND SECURITIES WORTH A TOTAL IN EXCESS OF $3 MILLION).

The 10% unsecured promissory notes accrue interest at the rate of 10% per annum and are due on the earlier of (a) three business days after the date on which the Company completes an equity

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

financing resulting in gross proceeds of $3 million or more and (b) August 31, 2006. At maturity, the Company is required to repay in cash the original principal amount -- $1.5 million - plus all accrued but unpaid interest. In addition, the Company agreed to issue to the holders of the unsecured notes additional securities of the Company as follows: If the Company completes a Qualified Sale on or before December 31, 2006, the Company is also required to issue to the holders of these notes (whether or not such notes have been repaid) $1.5 million worth of the securities sold in the Qualified Sale based on the offering price in the Qualified Sale. If the Company does not complete a Qualified Sale on or before December 31, 2006, then the Company will issue to the holders of the unsecured promissory notes (whether or not the notes have been repaid) 1,200,000 shares of its common stock. Thus, the holders of the notes get back their entire investment with interest and either securities with a value of $1.5 million (if a Qualified Sale has occurred on or before December 31, 2006) or 1.2 million shares of the Company's common stock (if a Qualified Sale has not occurred on or before December 31, 2006).

         50. ALSO, EXPLAIN WHETHER THE 1.2 MILLION SHARES OF COMMON STOCK THAT MUST BE ISSUED IF A QUALIFIED SALE HAS NOT OCCURRED BY DECEMBER 31, 2006 IS IN ADDITION TO $1.5 MILLION OF YOUR SECURITIES OR IN LIEU OF $1.5 MILLION OF YOUR SECURITIES.

As discussed above in response to Comment No. 49, if a Qualified Sale has not occurred by December 31, 2006, the holders of the 10% unsecured notes will receive 1.2 million shares in lieu of $1.5 million worth of securities.

         51. PLEASE ADVISE US OF THE VALUE, IF ANY, ASSIGNED TO THE RIGHT TO RECEIVE ADDITIONAL EQUITY SECURITIES ISSUED IN CONNECTION WITH THE 10% UNSECURED PROMISSORY NOTES. IT APPEARS THAT ALL OF THE PROCEEDS WERE ALLOCATED TO DEBT, WHEN A BIFURCATION BETWEEN DEBT AND THE ATTACHED RIGHTS MAY HAVE BEEN MORE APPROPRIATE. PLEASE ADVISE US WHAT CONSIDERATION YOU GAVE TO APB 14 AND EITF 00-19 WHEN DETERMINING THE ACCOUNTING TREATMENT FOR THESE NOTES.

The value assigned to the right to receive $1.5 million of Additional Securities was the notional amount, or $1.5 million. In determining the appropriate accounting for this right, and the related notes payable, the Company did consider APB 14 and EITF 00-19. However, it also considered SFAS 150 and the Company believes that SFAS 150 is more appropriate based on the fact pattern of this transaction. SFAS 150 states the following in paragraph 12:

         "A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

               (a) A fixed monetary amount known at inception
               (for example, a payable settleable with a variable number of the issuer's equity shares)."

Because the value of the Additional Securities was a fixed monetary amount that was known at inception ($1.5 million), the Company recorded such amount as a liability with an offsetting amount recorded as a debt discount against the related notes payable. The Company is amortizing the value of the Additional Securities (debt discount) into interest expense over the expected term of the related notes payable.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

NOTE 7.  CAPITALIZATION

SERIES B PREFERRED STOCK - PAGE F-17

         52. PLEASE CLARIFY HOW THE REPURCHASE PRICE OF $6 PER SHARE WAS DETERMINED.

After reviewing the transaction and after consulting with counsel, the Company has determined that the transaction in question was not a repurchase of securities. Originally, the Company had agreed to sell 60,000 shares of is Series B Preferred Stock to the investor for $150,000. The purchase price was delivered to the Company but no certificate was ever issued. Subsequently, the Company and the investor entered into a second agreement, which superseded the first agreement, pursuant to which the Company agreed to accept $75,000 from the investor and issue to him 62,500 shares of Series B Preferred Stock. Since the Company did not have the cash on hand to return the $75,000 over-payment to the investor, the $75,000 was reflected in a note that bears interest at 10% per annum.

         53. PLEASE EXPLAIN WHETHER THE $75,000 NOTE PAYABLE BEARS INTEREST AND, IF SO, DISCLOSE THE RATE AND ANY OTHER SIGNIFICANT TERMS.

As described above in our response to comment 52, the note bears interest at 10% per annum. It also provides for late payment penalties equal to 2% and $4,000 per month.

NOTE 10.  COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS - PAGE F-21

         54. PLEASE CORRECT THE DISCREPANCY BETWEEN THE CHIEF EXECUTIVE OFFICER'S BASE SALARY AS STATED IN THE SECOND PARAGRAPH AND AS STATED IN THE TABLE BELOW.

The discrepancy has been corrected.

INCOME TAX RETURNS - PAGE F-21

         55. WE NOTE THAT YOU HAVE NOT FILED FEDERAL OR STATE INCOME TAX RETURNS FOR 2003 OR 2004. DESPITE THE FACT THAT YOU HAVE EXPERIENCED LOSSES SINCE INCEPTION, IT APPEARS THAT YOU MAY STILL HAVE AN OBLIGATION TO FILE INCOME TAX RETURNS. PLEASE TELL US WHETHER YOU HAVE FILED FOR EXTENSIONS OR WHETHER YOU HAVE HAD ANY OTHER COMMUNICATIONS WITH THE IRS. ALSO, TELL US HOW YOU HAVE CONSIDERED THE IMPACT OF ANY POTENTIAL PENALTIES OR FINES THAT MAY BE ASSESSED DUE TO YOUR DELINQUENT FILINGS IN ACCORDANCE WITH SFAS 5.

The Company did not file for any extensions and it has not been contacted by the IRS. The Company does not believe that any penalties for late filing would be significant as it does not owe any taxes for the relevant periods. The Company filed all of its returns for 2003 and 2004 on February 3, 2006. Accordingly, the statement that the Company has not filed its tax returns for 2003 and 2004 has been deleted.

Michael McTiernan
U.S. Securities and Exchange Commission
February 13, 2006

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

         56. WE NOTE THAT IN SEPTEMBER 2005 YOU SOLD $1.5 MILLION AGGREGATE PRINCIPAL AMOUNT OF 10% UNSECURED PROMISSORY NOTES DUE AUGUST 31, 2006, AND THE RIGHT TO RECEIVE $1.5 [MILLION] WORTH OF UNITS SOLD IN THE INSTANT OFFERING BASED ON THE INITIAL PUBLIC OFFERING PRICE PER UNIT, IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT OF 1933. PLEASE CLARIFY WHETHER THE RIGHT TO RECEIVE UNITS IS PURSUANT TO A CONVERSION FEATURE OF THE NOTES OR IF IT IS A SEPARATE RIGHT. IN ADDITION, PLEASE PROVIDE US WITH YOUR ANALYSIS ADDRESSING WHY THIS PLACEMENT SHOULD NOT BE INTEGRATED WITH THIS OFFERING.

The right to receive $1.5 million worth of units is a separate right. The 10% unsecured promissory notes are not convertible instruments. The right to receive $1.5 million worth of units was fixed at the time of the financing - September 2005 - more than three months before the filing of the registration statement. The exact number of units that will be issued will be determined at the time of the offering based on the initial public offering price of the units but the total dollar value of the units that the holders of these notes will receive as well as their right to receive those units was fixed before the registration statement was filed.

ITEM 28.  UNDERTAKINGS

         57. WE NOTE THAT YOU HAVE INCLUDED THE UNDERTAKING APPLICABLE TO REGISTRATION STATEMENTS THAT RELY ON RULE 430B. PLEASE CONFIRM YOUR UNDERSTANDING THAT THIS REGISTRATION STATEMENT WILL RELY ON RULE 430B AND NOT RULE 430C. IF NOT, PLEASE REVISE TO INCLUDE THE APPROPRIATE UNDERTAKING.

Item 28 has been revised to include the appropriate undertaking.

EXHIBIT 5.1

         58. THE REFERENCES TO THE SECURITIES REGISTERED IN (N), (O), (P) AND (Q) OF THE FIRST PARAGRAPH DO NOT CONFORM TO THE REGISTRATION STATEMENT. PLEASE REVISE OR ADVISE.

Exhibit 5.1 has been revised to delete the paragraphs referred to in your comment. Those paragraphs were intended to reflect the securities covered by the selling securityholder prospectus, which has been deleted form the Registration Statement. Please see our response to comment 35.



                                            Sincerely,

                                            /s/ Joel J. Goldschmidt
                                            -----------------------
                                            Joel J. Goldschmidt